Exhibit 99.2

Midatech Pharma plc

Conference call today at 12pm BST (07am EDT)

Midatech will host a conference call and live Q&A session today (Thursday 27 September 2018) at 1200 BST / 0700 EDT for analysts and investors to discuss the 2018 Interim Results. Dr Craig Cook, Chief Executive Officer, and Nick Robbins-Cherry, Chief Financial Officer, will lead the presentation.

The conference call dial-in details are: Participant international +44 (0) 2071 928000, Participant US dial-in 18669661396, Conference ID: 1997472

The presentation will be available on Midatech’s website shortly before the call, and a recording will be available shortly afterwards.

27 September 2018

Midatech Pharma PLC

(“Midatech”, “Company” or “Group”)

Interim results for the six months ended 30 June 2018

Midatech Pharma plc (AIM: MTPH), the R&D company focused on delivering innovative oncology and rare disease products to patients, announces its results for the six months ended 30 June 2018

Financial highlights

•	Total revenue from continuing operations (excluding Midatech Pharma US, Inc.) increased by 17%, to £0.55 million (H1 2017: £0.47 million). Total revenue represents income from R&D collaborations plus grant revenue.

•	Research and development costs increased by 10% to £4.59 million (H1 2017: £4.17 million)

•	Administrative expenses from continuing operations decreased by 22% to £2.11 million (H1 2017: £2.71 million)

•	Net cash outflow used in continuing and discontinued operations (after changes in working capital) was £7.77 million, down 24% from £10.18 million in H1 2017. The cash balance at 30 June 2018 was £4.12 million

•	Loss per share from continuing operations was 9p compared to 12p in H1 2017

Operational highlights (including post period end highlights)

•	The first-in-human study of Q-Octreotide (MTD201), for the treatment for carcinoid cancer and acromegaly, reported a positive data read-out in August 2018

•	The first-in-human study of MTX110, for the treatment of diffuse intrinsic pontine glioma (DIPG), commenced in May 2018 and is progressing on track

•	Proposed sale of our US commercial operation, Midatech Pharma US, Inc. for up to $19m, subject to shareholder approval as announced on 27 September 2018, which will refocus the business on its fast-to-market oncology and rare disease product pipeline

•	Appointment of Dr Craig Cook as CEO, previously COO, CMO and Head of R&D at Midatech, on 31 May 2018

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Commenting on the 2018 Interim Results, Midatech’s Chief Executive Officer, Dr Craig Cook, said: “The first half of 2018 has been a period of significant change and good progress for the reshaped Midatech business. We are now seeing the rewards of refocusing and streamlining the business, resetting and hitting the clinical timelines, and restructuring internally. We report a period of excellent R&D progress with all our lead product candidates now in the clinic and, post the period end, an exciting positive data readout from our MTD201 study.  We are committed to continuing and building on this momentum as a streamlined R&D player, with a particular focus on advancing MTD201 and MTX110 to market as quickly as possible.

“The sale of our US business, announced today, complements our refreshed strategy and renewed focus on R&D whilst also providing additional non-dilutive cash to support the business and strengthening our balance sheet in the near-term.  We are fortunate to be able to leverage the formidable and proven R&D expertise in the Midatech team as we drive towards the commercialisation of our products and begin to address unmet need in significant markets, with the aim of delivering future profitability and creating value for our stakeholders while improving patients’ lives with potentially transformative therapies.”

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

– Ends –

For more information, please contact:

Midatech Pharma PLC

Craig Cook, CEO

+44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate finance: Freddy Crossley / Emma Earl

Corporate broking: James Stearns

+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)

Mary-Jane Elliott / Nicholas Brown / Angela Gray

+44 (0)20 3709 5700

midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)

Chris Brinzey

Tel: +1 339 970 2843

Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech Pharma (LSE AIM: MTPH; NASDAQ: MTP) is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Company is developing a range of improved chemo~therapeutics or new immuno~therapeutics, using its three proprietary platform drug delivery technologies, all of which are in the clinic, specifically:

1.	Q-Sphera™ platform: our disruptive polymer microsphere technology used for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.
2.	MidaCore™ platform: our leading edge gold nanoparticle technology used for targeting sites of disease at the nanoscale ie i. chemotherapy - improved and targeted delivery of existing chemotherapeutic agents to tumour sites, as well as ii. immunotherapy - enhanced uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells

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3.	MidaSolve platform: our innovative nanosaccharide technology used to dissolve drugs at the nanoscale so that they can be administered in liquid form directly and locally into tumours

Each of our three technologies are thus focussed on improved bio-delivery and bio-distribution of medicines or agents to areas of the body where they are needed and can exert their actions in an effective, safe and precise manner.

Midatech employs c. 70 staff and is headquartered in Oxfordshire, with an R&D facility in Cardiff and a manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com.

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle, sustained release drug delivery or Nano Inclusion platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions, uncertainties as to how our shareholders may vote in respect to the proposed sale (“Sale”) of Midatech Pharma US Inc. , the possibility that various closing conditions for the Sale may not be satisfied or waived, operational challenges in achieving strategic objectives and executing plans; future revenues are lower than expected; costs or difficulties relating to the Sale and the continuation of the Group's business following the Sale, are greater than expected; competitive pressures in the industry increase; general economic conditions or conditions affecting the Group's business following the Sale, whether internationally or in the places where the Group does business, are less favourable than expected; and/or conditions in the securities market are less favourable than expected. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

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CHAIRMAN AND CHIEF EXECUTIVE’S STATEMENT

Midatech Pharma’s technologies are starting to deliver on the opportunity within the technology platforms as both MTD201 (Q-Octreotide) and MTX110 successfully entered the clinic in May 2018. Our technology platforms focus on improving bio-delivery and bio-distribution of known oncology medicines or agents, taking them to areas of the body where they are needed and where they can exert their actions in an effective, safe and precise manner. Midatech’s ultimate goal is to make a tangible difference for patients in their fight against devastating diseases. Subject to completion of the sale of our US commercial operation, Midatech will be completely focused on its fast-to-market R&D pipeline.

The first half of 2018 has been a crucial time for Midatech with our key research programmes all now in formal clinical development and now running according to plan. Manufacturing scale-up challenges have been resolved, and regulatory input has been incorporated into the clinical programmes. This has set us up for an exciting period, rich with several potential value inflexion points, the first of which was, as noted above, the entry into the clinic for two of our technologies – Q-Sphera microsphere sustained release platform and MidaSolve nanosaccharide direct delivery platform – which entered first-in-human clinical studies. Together with our Midacore gold nanoparticle targeted delivery platform, this means that all of our technologies have now successfully entered human use, a major milestone for the company. The majority of our current R&D effort is currently focussed on our Q-Sphera and MidaSolve programmes.

The fundamentals of Midatech are strong, with our promising technologies underpinning a compelling pipeline of oncology and immunotherapy assets progressing towards and through clinical development. We are well positioned and have a clear R&D focussed strategy to deliver transformative therapies that might otherwise not be possible or be very difficult for patients with devastating cancers and other rare diseases. In addition, the programmes currently at the preclinical stage offer the potential of adding to our exciting R&D pipeline in the midterm. Our three technology platforms also offer the opportunity for Midatech to partner with companies that can leverage our platforms with their own products and molecules. Our ongoing out-licensing partnership with Emergex Vaccines (“Emergex”) for our MidaCore platform is one such collaboration that continues to progress in the development of gold nanoparticle based viral vaccines.

Q-Sphera microsphere technology for sustained release therapeutics

MTD201 for carcinoid cancer and acromegaly

Midatech’s lead development product, MTD201 (Q-Octreotide), is a treatment for carcinoid cancer and acromegaly, and is based on the Company’s polymer microsphere technology, Q-SpheraTM for sustained release delivery. The leading product in this $2 billion market is Sandostatin® LAR® (“SLAR”) from Novartis. Leveraging the advantages of Midatech’s Q-Sphera platform, MTD201 is being developed as an alternative product to SLAR.

The initial human study, which concluded in August 2018, sought to compare the performance of MTD201 and SLAR. The positive interim data suggests that MTD201 is potentially a better product, based on improved clinical attributes. Combined with other advantages, including a smaller needle size, simpler and more reliable reconstitution and injection, this could lead to a more valuable product, either to develop internally or to license to pharmaceutical partners. In preparation for a follow-on regulatory trial, the Company will now seek additional regulatory opinion on pursuing approval for MTD201 as an equivalent product to SLAR with advantageous attributes, or as a differentiated and improved product.

This study was also an important validation milestone for Midatech’s Q-Sphera™ technology, demonstrating it to be an exciting new sustained-release delivery platform with several advantages over traditional manufacturing technologies. This provides an opportunity for several other follow-on products that could be pursued for development, either internally or with partners, and is expected to lead to future out-licence opportunities for the Company.

MidaSolve nanosaccharide platform for direct intra-tumoural delivery of therapeutics in oncology

MTX110 for childhood brain cancer (DIPG)

MTX110 is Midatech’s first development programme utilising its MidaSolve nanosaccharide inclusion technology. The product is in development for the treatment of diffuse intrinsic pontine glioma (“DIPG”), a devastatingly aggressive and universally fatal brainstem tumour in children. MTX110 is a combination complex of the drug panobinostat (selected as one of the most potent agents against DIPG tumour cells), together with Midatech’s solubilising MidaSolve technology, which allows panobinostat to be administered in liquid form directly into the tumour via micro-catheters. This programme entered a first-in-human study in May 2018 and interim data and readout of the Phase I safety component of the study is expected in 2019. Initial reports indicate that MTX110 continues to be well tolerated and we remain extremely excited by this programme for patients. Following the conclusion of the study, and pending positive study results, the Company may attempt to secure expedited regulatory approval for MTX110.

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MidaCore gold nanoparticle for targeted delivery of agents in oncology and immunotherapy

In oncology, MTD119 continues its pre-clinical evaluation for liver cancer and other solid tumours. Toxicity and efficacy studies are ongoing to ascertain a satisfactory therapeutic index at optimised dosing regimes. In this programme, different isomers of the potent anti-tubulin chemotherapeutic maytansine are attached to a gold nanoparticle to potentially improve on-target safety and efficacy. Final data readouts are expected in Q4 2018.

In immunotherapy, Midatech’s franchise continues to explore the MidaCore™ gold nanoparticle technology, designed to deliver vaccines that either, (a) activate and enhance the immune response against tumour cells or, (b) suppress the immune response in autoimmune diseases such as diabetes. Previous data suggests novel scientific rationale for the potential benefits of MidaCore as a vaccine platform, which has already been through regulatory assessment and shown to be safe and suitable for human administration.

MTR111 vaccine for DIPG, and MTR116 vaccine for GBM, are vaccine complexes comprising our gold nanoparticle MidaCoreTM technology bound to tumour specific surface-marker peptides, with the objective of enhancing the recognition of tumour cells by the immune system, which then attack and kill the DIPG or GBM tumour cells. These cancer immunotherapy programmes are in pre-clinical testing at University of California San Francisco, and Dana Farber Cancer Institute in Boston respectively.

MTX102 is a tolerogenic vaccine for Type 1 diabetes using our MidaCoreTM platform together with the pancreatic cell peptide pro-insulin. The goal of the programme is to develop a vaccine that preserves the insulin producing cells of the pancreas. This first entered the clinic in a Phase I study in January 2017 and is now approaching its conclusion with data anticipated towards the end of 2018 or in early 2019.

Finally, the MidaCoreTM platform continues to progress under license to Emergex for vaccines in the field of infectious diseases. Emergex recently announced that it has signed a Memorandum of Understanding (MoU) with Brazil-based Oswaldo Cruz Foundation ‘Fiocruz’ for the development of viral vaccines. The MoU initially covers the development of a vaccine that universally targets diseases within the flavivirus family such as Dengue Fever, Zika and Yellow Fever but which could be expanded to include the development of vaccines to target other viral families that are endemic to the region.

Streamlining and refocussing the business

We announced today, the proposed sale of our US commercial operation, Midatech Pharma US, Inc. (“MPUS”) for up to $19m, subject to shareholder approval. The sale, to Barings LLC, a member of the MassMutual Financial Group, followed an exhaustive process and, the Board believes, represents value for shareholders.

MPUS is a standalone commercial platform and its sale will generate non-dilutive cash to support the business and contribute to the continued development of our R&D pipeline. The sale will also allow management to completely focus on advancing our high value R&D pipeline to maximise the value for shareholders.

Updated leadership team

At the end of May 2018, Dr Jim Phillips stepped down as CEO after having served the Company over the previous five years. We are grateful to Jim for his contribution, including the successful IPO in 2014 and for establishing a strong foundation for the Company. Dr Craig Cook (formerly Chief Operating Officer, Chief Medical Officer, and Head of R&D) was appointed CEO and took up a seat on the Board from 1 June 2018.

Having joined Midatech in 2014, Craig has a deep understanding of the business, and as CEO is focusing on the R&D pipeline and prioritising delivery of the Company’s key value drivers. This strategic shift combined with strong leadership and impressive R&D teams has already resulted in two programmes entering into the clinic, MTD201 and MTX110, successful completion of the key MTD201 clinical study, tight cash control and proposed divestment of the US operation.

Steve Damment was promoted to the senior management team as Head of R&D and has ensured continued strong leadership of the R&D programmes as Craig took on CEO duties. Steve joined Midatech in 2015 and is an experienced leader in drug development with a long record of advancing drug candidates through key development milestones to successful product registration, initially at Glaxo-Wellcome and then Shire (as Head of Biosciences).

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In-house manufacturing

Our GMP certified facility in Bilbao continues to be an integral component of Midatech’s business. 2018 has been a key year for this facility as we shaped, developed and progressed our in-house capability, personnel and capacity to ensure we could achieve the demanding pre-clinical and clinical production needs for our technologies and programmes. It is indeed satisfying to see significant manufacturing challenges and requirements addressed as each technology was successfully readied for entry into first-in-human studies; specifically, for MTD201 and MTX110. This facility provides the basis on which to build our future manufacturing needs, keeps our manufacturing knowhow in-house, and allows us in the long-term to better control our own costs and timelines.

Funding

The proposed sale of the US business for $13m plus contingent consideration of up to $6m, will, subject to completion, extend the cash runway for the Company. The net cash available to the business will be approximately $4.5m, after settling the MidCap loan and transaction fees, plus any contingent consideration which may be received in 2019 or 2020. Additional capital will be required to support our R&D product portfolio development and ongoing operation of the business, either via non-dilutive sources such as licensing revenue or other asset monetisation, or given time constraints, further equity financing may be necessary, potentially from the UK, US or Europe. The Board is therefore examining all options at this time.

Outlook

Subject to funding, the year ahead promises to be an important foundation for unlocking and delivering the full potential of our technology platforms and programmes. Clinical data is expected on three programmes, for carcinoid cancer, brain cancer, and our autoimmune diabetes vaccine. Preclinical data is expected on a further three programmes including childhood and adult brain cancer vaccines.

Our blueprint for success in the years ahead is inspired by a focus and expertise on developing and advancing our treatments and platform technologies, via in-house programmes as well as in collaboration with partners, that are designed to make a difference for patients and healthcare workers and create value for our shareholders.

Upcoming expected newsflow:

•	MTD201 for carcinoid cancer and acromegaly - Currently in talks with the FDA to discuss and confirm route to approval (NDA possible by 2020)

•	MTX110 for childhood brain cancer (DIPG) - Interim data and readout of the Phase I safety component of study – 2019

•	MTX102 for diabetes - Phase I clinical study data – late 2018 / early 2019

•	MTD119 for liver cancer -Final pre-clinical data readouts for toxicity and efficacy – Q4 2018

Rolf Stahel	Dr Craig Cook
Chairman	Chief Executive Officer

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FINANCIAL REVIEW

The Board of Midatech Pharma plc is pleased to report a positive set of results for the six months to 30 June 2018, with reduced overall operating costs and cash outflow for the period.

Sale of Midatech Pharma US

On 27 September 2018, Midatech announced the proposed sale of our US commercial operation, Midatech Pharma US, Inc. (“MPUS”), subject to shareholder approval, to Kanwa Holdings LP, an investment vehicle affiliated with Barings LLC (“Baring”), a member of the MassMutual Financial Group, for up to $19m. Up to $6m of this consideration is contingent on various net sales milestones for the MPUS business for the financial years 2018 and 2019. Based on a probability adjusted, discounted cash flow model, our provisional estimate of the fair value of the consideration is $15.56m.

Due to the advanced stage of the sale process, as at 30 June 2018, management has concluded that in accordance with IFRS 5, MPUS meets the criteria of assets ‘held for sale’ and has been accounted for as a discontinued operation. Under IFRS 5, the results of the discontinued operation are removed from each line in the statement of comprehensive income and the overall losses attributable to the continuing and discontinued operations are reported separately on the face of the statement of comprehensive income. Consequently, the results set out in the statement of comprehensive income and described below refer to the continuing operations only. The results of the discontinued operation are shown in note 5. Comparative figures are reclassified to show continuing operations on a consistent basis.

Impairment testing was carried out on the assets of MPUS as at 30 June 2018 which were found to support the product and marketing rights and goodwill carrying amounts. However, the fair value of the consideration payable by Barings is less than the carrying amounts and hence an impairment charge of £4.7m has been reported against discontinued operations, in accordance with IFRS 5, by way of a fair value adjustment.

Key performance indicators (continuing operations)

	H1 2018	H1 2017	Change

Total revenue(1)	£0.55m	£0.47m	+17%
R&D costs	£4.59m	£4.17m	+10%
R&D as % of operating costs	67%	59%
Administrative costs	£2.11m	£2.71m	-22%
Admin. as % of operating costs	31%	38%
Loss from operations for continuing operations	£5.62m	£6.04m	-7%
Net cash outflow for the period	£8.39m	£11.42m	-27%

1)	Total revenue represents income from R&D collaborations plus grant revenue

Subject to completion of the sale of MPUS, the main areas for future focus for Midatech’s KPIs will be R&D and administrative costs, as well as cash management. Additional, non-financial KPIs, including further KPIs in respect of the research and development programmes, will be added as the business continues to develop and commercial KPIs will be reintroduced as the pipeline products get to market.

Revenue and grant income

Total revenue from continuing operations for the six months to 30 June 2018 was £0.55m compared to £0.47m in the first six months of 2017, an increase of 17%. However, an additional £3.06m of revenue for H1 2018 arose from the MPUS commercial business and was reported against discontinued operations, compared to £2.97m for the six months to 30 June 2017. Revenue from continuing operations came from collaborations made by continuing operations in the UK business. Additionally, grant income in H1 2018 of £0.45m (H1 2017: £0.42m) was generated from grants received under the Group’s two European grant funded programmes.

In light of the proposed sale of MPUS, until the Group’s development assets, in particular MTD201 Q-Octreotide and MTX110, can be commercialised, the Board anticipates that the only significant future revenue to be generated will be from out-licensing opportunities. Ongoing operating activities will be focused on completing the clinical development of MTD201 and MTX110 as well as advancing the Group’s gold nano-particle oncology and immunotherapy programmes and seeking further sustained release development candidates now that the Group’s Q-Sphera technology has been demonstrated to be effective in humans.

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Research and development costs

Expenditure on research and development for continuing operatios was £4.59m, compared to £4.17m in H1 2017, an increase of 10%. During the first half of 2018, we commenced the clinical trials of both our MTD201 Q-Octreotide and MTX110 for DIPG programmes, and the majority of spend in the first half of the year related to these.

Distribution costs, sales and marketing

Distribution, sales and marketing costs for continuing operations are significantly less than the discontinued operations and relate solely to preparatory marketing activities in connection with the development pipeline products. The charge for H1 2018 amounted to £105k compared to £229k for H1 2017.

Administrative costs

Administrative expenses for continuing operations in the six-month period to 30 June 2018 were £2.11m (H1 2017: £2.71m), a decrease of 22%.

Cash flows

Cash outflows used in operations (after changes in working capital) in H1 2018 were £7.77m compared to £10.18m in H1 2017, reflecting the activities of both continuing and discontinued operations. This reduced cash outflow was the result of a lower loss from operations, £6.71m in H1 2018 (after adjusting for the fair value adjustment associated with the sale of MPUS) compared to £9.03m in H1 2017, due to the improvement in grant revenue and the more significant reduction in operating costs.

Capital expenditure of £0.32m was incurred in the first half of 2018 (H1: 2017 £0.44), mainly relating to the purchase of analytical equipment for the research and development function. Interest of £0.24m was paid in H1 2018, relating to the loan facility with Midcap Financial. There was no corresponding loan interest charge in H1 2017.

Overall, cash outflow for the six-months to 30 June 2018 was £8.39m (H1 2017: £11.42) resulting in a period end cash position of £4.35m (including £0.23m disclosed within assets held for sale, as set out in note 9) compared to £13.20m at 31 December 2017. The Group continues to maintain its careful management of cash resources and stringent controls over costs.

The cash runway supported by the period end balance is clearly limited, even supplemented by the expected net proceeds from the sale of MPUS. Whilst the Board will continue its efforts to secure additional non-dilutive funding, the Company is also exploring access to further equity financing in the near term, including from the UK, US or Europe, in order to support the continued development of the business and the rapid advancement of MTD201 and MTX110 which we are striving to bring to the market as expeditiously as possible.

Shareholders should note that should the sale of MPUS not complete, the Company would be forced to explore urgent fundraising options, including equity, debt and a sale or licencing of assets, to continue to fund the MPUS operation, the development of the Group’s key products and to provide working capital for the Group. There can be no assurance that such a fundraise would be successful or would secure sufficient funding for any or all of these elements for the short, medium or long term. If the sale of MPUS does not complete and an alternative source of finance is not secured in the very near term the Group may not be able to continue trading.

At this time, the situation following Brexit remains unclear. There has not been any impact on our existing EU funded grant programmes, however, we are evaluating how the Group should deal with any future opportunities.

Euro and US dollar exchange rates have continued to be reasonably stable during 2018 than was the case immediately following the “Brexit” decision. Revenues denominated in US dollars have been in line with 2017 and costs incurred in both currencies are broadly comparable with 2017, the impact of any exchange rate movements in this regard has not been material.

Nick Robbins-Cherry

Chief Financial Officer

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Condensed consolidated unaudited statement of comprehensive income for the six month period ended 30 June 2018

	Note	Six months ended 30 June 2018 unaudited		Six months ended 30 June 2017 unaudited
		£'000		£'000

Revenue	4	97		53
Grant revenue	4	452		420

Total revenue		549		473

Research and development costs	2	(4,595)		(4,171)
Distribution costs, sales and marketing	2	(105)		(229)
Administrative costs	2	(2,119)		(2,706)

Loss from operations		(6,270)		(6,633)

Finance income		1		14
Finance expense		(240)		(61)

Loss before taxation		(6,509)		(6,680)

Taxation	3	889		644

Loss from continuing operations	5	(5,620)		(6,036)

Loss from discontinued operations net of tax	5	(5,793)		(2,998)

Loss for the period attributable to the owners of the parent		(11,413)		(9,034)

Other comprehensive income:

Items that will or may be reclassified subsequently to profit or loss when specific conditions are met:
Exchange gains/(losses) arising on translation of foreign operations		204		(148)

Total other comprehensive income, net of tax		204		(148)

Total comprehensive loss attributable to the owners of the parent		(11,209)		(9,182)

Loss per share
Basic and diluted loss per ordinary share - pence	6	(9	p)	(12	p)
Continuing Operations

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Condensed consolidated unaudited statement of financial position at 30 June 2018

	Note	As at 30 June 2018 unaudited	As at 31 December 2017
Assets		£'000	£'000
Non-current assets
Property, plant and equipment	7	2,521	2,529
Intangible assets	8	12,382	27,647
Other receivables due in greater than one year		463	465
		15,366	30,641
Current assets
Inventories		-	941
Trade and other receivables		719	3,242
Income tax receivable		2,115	1,196
Cash and cash equivalents		4,117	13,204
Assets in disposal group classified as held for sale	9	13,535	-
		20,486	18,583

Total assets		35,852	49,224

Liabilities
Non-current liabilities
Borrowings		6,157	6,185

		6,157	6,185
Current liabilities
Trade and other payables		3,443	8,002
Borrowings		524	361
Liabilities directly associated with assets in Disposal group classified as held for sale	9	2,354	-
		6,321	8,363

Total liabilities		12,478	14,548

Issued capital and reserves attributable to owners of the parent
Share capital	10	1,003	1,003
Share premium		52,939	52,939
Merger reserve		53,003	53,003
Foreign exchange reserve		2,589	2,385
Accumulated deficit		(86,160)	(74,654)
Total equity		23,374	34,676

Total equity and liabilities		35,852	49,224

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Condensed consolidated unaudited statement of cash flows

for the six month period ended 30 June 2018

	Six Months ended 30 June 2018 unaudited	Six months ended 30 June 2017 unaudited
	£’000	£'000
Cash flows from operating activities
Loss after tax	(11,413)	(9,034)
Adjustments for:
Depreciation of property, plant and equipment	496	499
Amortisation of intangible fixed assets	432	780
Share based payment expense	(93)	271
Net finance income	239	(359)
Taxation	(889)	(644)
Loss on disposal of tangible fixed assets	-	29
Impairment of Intangible asset	4,701	-

Cash flows from operating activities before changes in working capital	(6,527)	(8,458)

Increase in inventories	(65)	(141)
Decrease/(Increase) in trade and other receivables	376	(223)
Decrease in trade and other payables	(1,549)	(1,358)

Cash used in operations	(7,765)	(10,180)

Taxes received	-	66

Net cash used in operating activities	(7,765)	(10,114)

Investing activities
Purchases of property, plant and equipment	(317)	(440)
Purchases of Intangible Assets	-	(781)
Interest received	1	14

Net cash used in investing activities	(316)	(1,207)
Financing activities
Interest paid	(240)	-
Payments to finance lease creditors	(7)	(28)
Repayment of borrowings	(64)	(70)

Net cash used in financing activities	(311)	(98)

Net decrease in cash and cash equivalents	(8,392)	(11,419)
Cash and cash equivalents at beginning of period	13,204	17,608
Exchange gains on cash and cash equivalents	(467)	(4)

Cash and cash equivalents at end of period (including £228k (2017: £Nil) presented within assets held for sale)	4,345	6,185

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	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£’000	£’000	£'000	£'000	£'000

At 1 January 2018	1,003	52,939	53,003	-	2,385	(74,654)	34,676

Loss for the period	-	-	-	-	-	(11,413)	(11,413)
Foreign exchange translation	-	-	-	-	204	-	204

Total comprehensive loss	-	-	-	-	204	(11,413)	(11,209)

Transactions with owners

Share based payment	-	-	-	-	-	(93)	(93)

At 30 June 2018	1,003	52,939	53,003	-	2,589	(86,160)	(23,374)

At 1 January 2017	1,002	47,211	53,003	-	3,618	(59,110)	45,724

Loss for the period	-	-	-	-	-	(9,034)	(9,034)
Foreign exchange translation	-	-	-	-	(148)	-	(148)

Total comprehensive loss	-	-	-	-	(148)	(9,034)	(9,182)

Transactions with owners

Share based payment	-	-	-	-	-	271	271

At 30 June 2017	1,002	47,211	53,003	-	3,470	(67,873)	36,813

12

Midatech Pharma plc

Notes forming part of the condensed consolidated unaudited interim financial information for the six month period ended 30 June 2018

1	Basis of preparation

The unaudited interim consolidated financial information for the six months ended 30 June 2018 has been prepared following the recognition and measurement principles of the International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB), and as adopted by the EU and in accordance with International Accounting Standard 34 Interim Financial Reporting (‘IAS34’). The interim consolidated financial information does not include all the information and disclosures required in the annual financial information, and should be read in conjunction with the audited financial statements for the year ended 31 December 2017.

The condensed interim financial information contained in this interim statement does not constitute statutory financial statements as defined by section 434(3) of the Companies Act 2006. The condensed interim financial information has not been audited. The financial information for the year ended 31 December 2017 is derived from the audited statutory financial statements for the year ended 31 December 2017. The independent auditor’s report for the year ended 31 December 2017:

-	was unqualified and did not contain any statement under section 498(2) or 498(3) of the Companies Act 2006.
-	drew attention to a material uncertainty in respect of going concern and included the following wording in that respect:

Material uncertainty related to going concern

We draw attention to Note 1 to the financial statements concerning the group and parent company’s ability to continue as a going concern. The matters explained in Note 1 relating to the uncertainty of additional future funding being made available to the group and parent company, indicates the existence of a material uncertainty which may cause significant doubt over the group and parent company’s ability to continue as a going concern. These financial statements do not include the adjustments that would result if the group and parent company were unable to continue as a going concern. Our opinion is not modified in respect of this matter.

Midatech’s annual reports may be downloaded from the Company’s website at http://www.midatechpharma.com/investors/financial-reports.html, or a copy may be obtained from 65 Innovation Drive, Milton Park, Abingdon, Oxfordshire OX14 4RQ.

Going concern

The Group is subject to a number of risks similar to those of other development and early-commercial stage pharmaceutical companies. These risks include, amongst others, generation of revenues from the existing product portfolio and in due course the development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals of its pipeline products. Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfil the Group’s commercial and development activities and generating a level of revenue adequate to support the Group's cost structure.

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. As at 30 June 2018 the Group had total equity of £23.4m (£34.7m 31 December 2017), it incurred a net loss after tax for the six months to 30 June 2018 of £11.4m (£9.0m H1 2017) and used cash in operating activities of £7.8m (£10.2m H1 2017) for the same period. As at 30 June 2018, the Group had cash and cash equivalents of £4.3m (including £0.2m disclosed within assets held for sale).

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Midatech Pharma plc

The future viability of the Group is dependent on ability to generate cash from operating activities, to raise additional capital to finance its operations or to successfully obtain regulatory approval to allow marketing of the Group's development products. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

On 27 September 2018 the Company announced the proposed sale of our US commercial operation, Midatech Pharma US, Inc. (“MPUS”), subject to shareholder approval, to Barings LLC (“Baring”), a member of the MassMutual Financial Group, for a consideration of up to $19m.  $6m of this consideration is contingent on various net sales milestones for the MPUS business for the financial years 2018 and 2019.  The net cash available to the business arising from the transaction on completion will be approximately $4.5m, after settling outstanding borrowings of £5.2m ($7m) from the MidCap loan (due to existing covenant requirement to repay from such proceeds) and the payment of transaction fees,

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for a period including twelve months from the date of approval of this interim financial information. These forecasts show that further financing will be required during the course of the next 12 months. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group’s ability to continue as a going concern.

In addition to utilising the existing cash reserves, and the anticipated income from the sale of the US subsidiary, the Directors are evaluating a number of near-term funding options potentially available to the Group and are confident that additional working capital will become available in the timeframe required and on terms acceptable to the Board and shareholders. Therefore, after considering the uncertainties the Directors consider it is appropriate to continue to adopt the going concern basis in preparing the interim financial information.

Shareholders should note that should the sale of MPUS not complete, the Company would be forced to explore urgent fundraising options, including equity, debt and a sale or licencing of assets, to continue to fund the MPUS operation, the development of the Group’s key products and to provide working capital for the Group. There can be no assurance that such a fundraise would be successful or would secure sufficient funding for any or all of these elements for the short, medium or long term. If the sale of MPUS does not complete and an alternative source of finance is not secured in the very near term the Group may not be able to continue trading.

The condensed financial information for the six-month period was approved by the board on 27 September 2018.

2	Accounting policies

Except for the adoption of IFRS 9, IFRS 15 and the Non-current assets held for sale and disposal groups policy set out below the accounting policies adopted are consistent with those followed in the preparation of the audited statutory financial statements for the year ended 31 December 2017.

Non-current assets held for sale and disposal groups

Non-current assets and disposal groups are classified as held for sale when:

- They are available for immediate sale

- Management is committed to a plan to sell

- It is unlikely that significant changes to the plan will be made or that the plan will be withdrawn

- An active programme to locate a buyer has been initiated

- The asset or disposal group is being marketed at a reasonable price in relation to its fair value, and

- A sale is expected to complete within 12 months from the date of classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of:

- Their carrying amount immediately prior to being classified as held for sale in accordance with the group's accounting policy; and

- Fair value less costs of disposal.

Following their classification as held for sale, non-current assets (including those in a disposal group) are not depreciated.

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Midatech Pharma plc

The results of operations disposed during the period are included in the consolidated statement of comprehensive income up to the date of disposal.

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale.

Discontinued operations are presented in the consolidated statement of comprehensive income as a single line which comprises the post-tax profit or loss of the discontinued operation along with the post-tax gain or loss recognised on the re-measurement to fair value less costs to sell or on disposal of the assets or disposal groups constituting discontinued operations. See note 5 for further details of the Non-current assets held for sale.

IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers are now effective.

The Group adopted IFRS 9, which addresses the classification, measurement and derecognition of financial assets and financial liabilities, on 1 January 2018, again considering the cumulative impact at this date in assessing whether an adjustment to opening reserves is required. This standard had no material financial impact on either the current or comparative period. Whilst the adoption of IFRS 9 has had no material impact, the Group’s policy on provisions has now changed from an incurred to expected loss basis.

The Group has performed a full assessment of the impact of IFRS 15, taking advantage of the practical expedient not to apply IFRS 15 to any contracts completed at 1 January 2018, and has transitioned to the new standard through means of a consideration of the cumulative impact as at 1 January 2018. If IFRS 15 had been applied in the financial statements for the year ended 31 December 2017 and the six month period to 30 June 2017, the directors do not consider that there would have been any material change to revenue recognised on the basis that all performance obligations were satisfied prior to the relevant reporting dates.

In respect of the application of IFRS 15, there is no change in the revenue recognition for services performed, which continue to be recognised over time as a reasonable assessment of the extent to which the performance obligations have been delivered; future revenues which may arise from collaboration agreements with third parties will be recognised when they become due, dependant on the nature of the revenue earned. This policy will be clarified in future financial reports once the nature of any future revenue is known.

IFRS 16 Leases

IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

During 2017 the Group began the process to assess the potential effect of IFRS 16 on its consolidated financial statements. Refer to note 26 of the 2017 annual financial statements for further information on the Group’s operating leases.

The undiscounted operating lease commitment was £848k as of 31 December 2017 (the continuing operations element of this is £780k). As disclosed in Note 26 of the 2017 annual financial statements this provides, subject to the provision of the standard, an indicator of the impact of the implementation of IFRS 16 on the Group’s consolidated balance sheet.

Upon adoption of the new standard, a portion of the annual operating lease costs, which is currently fully recognised as a functional expense, will be recorded as interest expense. In addition, the portion of the annual lease payments recognised in the cash flow statement as a reduction of the lease liability will be recognised as an outflow from financing activities. Given the leases involved and assuming the current

15

Midatech Pharma plc

low interest rate environment continues, the Group does not currently expect these effects to be significant.

The other standards, interpretations and amendments issued by the IASB (of which some are still subject to endorsement by the European Union), but not yet effective are not expected to have a material impact on the Group’s future consolidated financial statements.

Some of the significant accounting policies require management to make difficult, subjective or complex judgments or estimates. The policies which management consider critical because of the level of complexity, judgment or estimation involved in their application and their impact on the financial Information are:

•	Business combinations
•	Impairment of goodwill and intangible assets not yet ready for use
•	Share-based payments
•	Income Taxes
•	Intangible asset recognition
•	Fair value through profit and loss derivative liabilities

Given the nature of the financial assets and liabilities held by the company, their carrying values at at period end are not materially different to their fair value

Reclassification of comparative operating costs

At the end of 2017 management reviewed how costs are presented on the statement of comprehensive income, allocated between Research and development costs, Distribution costs, sales and marketing and Administrative costs.

In order to give a clearer and more meaningful picture of activity within the business, certain costs for continuing operations, previously shown within administrative costs have been reclassified to either research and development costs, or distribution costs, sales and marketing. Comparative figures for 2017 have been reclassified to show continuing operations on a consistent basis with current period presentation.

3	Taxation

Income tax is recognised or provided at amounts expected to be recovered or to be paid using the tax rates and tax laws that have been enacted or substantively enacted at the Group Statement of Financial Position date. Research and development tax credits are recognised on an accruals basis and are included as an income tax credit under current assets. The research and development tax credit recognised is based on management’s best estimate of the expected tax claim for the period and is recorded within taxation as under the Small and Medium-sized Enterprise Scheme.

	Six months ended 30 June 2018 unaudited	Six months ended 30 June 2017 unaudited
	£’000	£’000

Income tax credit	889	644

Total tax credit	889	644

Tax from discontinued operations for the six month period ended 30 June 2018	-	-

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Midatech Pharma plc

4	Segment information

Revenue

Geographical analysis of statutory revenue by destination of customer

	Six months ended 30 June 2018 unaudited	Six months ended 30 June 2017 unaudited
	£’000	£’000

United Kingdom	97	28
Austria	-	25

	97	53

Due to the low level of revenue in the current and comparative period all customers account for greater than 10% of revenue.

Subject to the sale of the MPUS business, the Group’s continuing operations contain one reportable operating segment, Pipeline Research and Development (“Pipeline R&D”) which seeks to develop products using the Group’s nanomedicine and sustained release technology platforms. Discontinued operations comprise the US Commercial segment, which distributes and sells commercial, cancer supportive care products in the US market.

The accounting policies of the reportable segment is consistent with the Group’s accounting policies described in note 2.

No measures of segment assets and segment liabilities were reported to the Group’s Board of Directors in order to assess performance and allocate resources. There was no intersegment activity and all revenue is generated from external customers.

The UK and Spanish entities within continuing operations meet the aggregation criteria and therefore represent a single reportable segment under Pipeline R&D. The research and development activities involve the discovery and development of pharmaceutical products in the field of nanomedicine and sustained release technology.

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Midatech Pharma plc

5	Loss from discontinued operations

The loss from discontinued operations was determined as follows:

	Six months ended 30 June 2018 unaudited	Six months ended 30 June 2017 unaudited
Results of discontinued operations	£'000	£'000

Revenue	3,057	2,971
Expenses	(4,149)	(6,376)
Fair Value Adjustment – goodwill impairment	(4,701)	-

Loss from operations	(5,793)	(3,405)
Finance Income	-	405

Loss for the period	(5,793)	(2,998)

During the period, and as a consequence of the group’s decision to sell its Commercial US, Midatech Pharma US, Inc. (“MPUS”), MPUS was reclassified as held for sale and revalued to the lower of its carrying value and fair value less costs to sell, The revaluation of MPUS to fair value less cost to sell, being the lower amount, resulted in an impairment of £4.7m. The group determined this valuation based on an offer from Barings LLC, a member of the MassMutual Financial Group, for up to $19m. Up to $6m of this consideration is contingent on various net sales milestones for the MPUS business for the financial years 2018 and 2019. Based on a probability adjusted, discounted cash flow model, the provisional estimate of the contingent consideration was $2.56million and total consideration of $15.56m.

The finance income in the prior period represents the gain in the period on the revaluation of an equity settled derivative financial liability.

The statement of cash flows includes the following amounts relating to discontinued operations:

	Six months ended 30 June 2018 unaudited	Six months ended 30 June 2017 unaudited
	£'000	£'000

Operating activities	(215)	(1,701)
Investing activities	-	-
Financing activities	(6)	(13)

Net cash from discontinued operations	(221)	(1,704)

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Midatech Pharma plc

6	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the period attributable to ordinary equity holders of the parent company by the weighted average number of ordinary shares outstanding during the period. As the Group made a loss for the period the diluted earnings per share is equal to the basic earnings per share.

	Six months ended 30 June 2018 Unaudited Continuing		Six months ended 30 June 2017 Unaudited Continuing
	£'000		£'000

Numerator
Loss used in basic EPS and diluted EPS	(5,620)		(6,036)

Denominator
Weighted average number of ordinary shares used in basic EPS	61,084,135		48,699,459

Basic and diluted loss per share - pence	(9p	)	(12p	)

	Six months ended 30 June 2018 Unaudited Discontinued		Six months ended 30 June 2017 Unaudited Discontinued
	£’000		£’000
Numerator
Loss used in basic EPS and diluted EPS	(5,793)		(2,998)

Denominator
Weighted average number of ordinary shares used in basic EPS	61,084,135		48,699,459

Basic and diluted loss per share - pence	(8p	)	(6p	)

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Midatech Pharma plc

7	Property, plant and equipment

	Fixtures and fittings	Leasehold improvements	Computer equipment	Laboratory equipment	Total
	unaudited	unaudited	unaudited	unaudited	unaudited
	£'000	£'000	£'000	£'000	£'000
Cost

At 1 January 2018	252	2,112	342	3,669	6,375
Additions	4	90	27	375	496
Reclassified to non-current assets held for sale	-	-	(25)	(33)	(58)
Exchange differences	-	(6)	2	(6)	(10)

At 30 June 2018	256	2,196	346	4,005	6,803

Accumulated depreciation

At 1 January 2018	196	1,238	192	2,220	3,846
Charge for the period	20	169	35	272	496

Reclassified to non-current assets held for sale	-	-	(23)	(30)	(53)
Exchange differences	(1)	(3)	-	(3)	(7)

At 30 June 2018	215	1,404	204	2,459	4,282

Net book value

At 30 June 2018	41	792	142	1,546	2,521
At 1 January 2018	56	874	150	1,449	2,529

	Fixtures and fittings	Leasehold improvements	Computer equipment	Laboratory equipment	Total
	£'000	£'000	£'000	£'000	£'000
Cost

At 1 January 2017	228	1,999	281	3,050	5,558
Additions	18	41	57	591	707
Disposals	-	-	-	(41)	(41)
Exchange differences	6	72	4	69	151

At 31 December 2017	252	2,112	342	3,669	6,375

Accumulated depreciation

At 1 January 2017	149	872	122	1,649	2,792
Charge for the period	43	330	68	542	985
Disposals	-	-	-	(14)	(14)
Exchange differences	4	36	2	43	85

At 31 December 2017	196	1,238	192	2,220	3,846

Net book value

At 31 December 2017	56	874	150	1,449	2,529
At 1 January 2017	79	1,127	159	1,401	2,766

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Midatech Pharma plc

8	Intangible assets

	In-process research and development	Product and marketing	Goodwill	IT/Website costs	Total
	unaudited	unaudited	unaudited	unaudited	unaudited
	£'000	£’000	£'000	£'000	£'000
Cost
At 1 January 2018	13,378	19,856	13,444	27	46,705
Reclassified to non- current assets held for sale	-	(20,226)	(11,390)	-	(31,616)
Exchange differences	-	370	237	6	613

At 30 June 2018	13,378	-	2,291	33	15,702

Accumulated amortisation and impairment
At 1 January 2018	3,300	15,739	-	19	19,058
Amortisation charge for the period	-	431	-	1	432

Reclassified to non- current assets held for sale	-	(16,511)	-	-	(16,511)
Exchange differences	-	341	-	-	341

At 30 June 2018	3,300	-	-	20	3,320

Net book value
At 30 June 2018	10,078	-	2,291	13	12,382
At 1 January 2018	10,078	4,117	13,444	8	27,647

Included within Goodwill is an amount of £4.7m that has been impaired subsequent to the reclassification to assets held for sale (see note 5 for further details).

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Midatech Pharma plc

8	Intangible assets (continued)

	In-process research and development	Product and marketing	Goodwill	IT/Website costs	Total
	£'000	£’000	£'000	£'000	£'000
Cost
At 1 January 2017	12,600	21,481	14,488	26	48,595
Additions	778	-	-	-	778
Exchange differences	-	(1,625)	(1,044)	1	(2,668)

At 31 December 2017	13,378	19,856	13,444	27	46,705

Accumulate amortisation and impairment
At 1 January 2017	1,800	15,608	-	15	17,423
Amortisation charge for the period	-	1,574	-	3	1,577
Impairment	1,500	-	-	-	1,500
Exchange differences	-	(1,443)	-	1	(1,442)

At 31 December 2017	3,300	15,739	-	19	19,058

Net book value
At 31 December 2017	10,078	4,117	13,444	8	27,647
At 1 January 2017	10,800	5,873	14,488	11	31,172

22

Midatech Pharma plc

9	Assets and liabilities classified as held for sale

Midatech announced on 27 September 2018 the sale its US commercial operation. See note 13 for further details of the transaction.

The following major classes of assets and liabilities relating to these operations have been classified as held for sale in the consolidated statement of financial position at 30 June 2018.

30 June 2018
unaudited
£'000
Goodwill (net of impairment – see note 5)	6,689
Product and marketing rights	3,715
Property, plant and equipment	5

Inventories	994
Trade and other receivables	1,904
Cash and cash equivalents	228

Assets held for sale	13,535

Trade and Other payables	2,351
Borrowings	3

Liabilities held for sale	2,354

23

Midatech Pharma plc

10	Share Capital

	Six Months ended 30 June 2018	Six Months ended 30 June 2018	As at 31 December 2017	As at 31 December 2017
Allotted and fully paid – classified as equity			number	£

At 1 January
Ordinary shares of 0.005p each	61,084,135	3,054	61,084,135	3,054
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001

Total		1,003,055		1,003,055

In accordance with the Articles of Association for the Company adopted on 13 November 2014, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value 0.005 pence each.

Date of Issue	Type of Share Issue	Ordinary Shares	Deferred Shares
2018		number	number
As at 1 January 2018 and 30 June 2018		61,084,135	1,000,001

2017
As at 1 January 2017		48,699,456	1,000,001

19 May 2017	Issue of shares to Employee Share Incentive Plan	20,000	-
16 October 2017	Placing and Open Offer	12,314,679	-
7 November 2017	Issue of shares to Employee Share Incentive Plan	50,000	-

As at 31 December 2017		61,084,135	1,000,001

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Midatech Pharma plc

11	Related party transactions

Transactions with Preci-Health (up to 31 May 2018)

The Directors consider Preci-Health SA (“Preci-Health) to be a related party by virtue of the fact that there was a member of key management personnel common to both Companies.

During the period, £nil, (2017 - £44.4k) was invoiced to Preci-Health for research services and credited to revenue.

12	Contingent liabilities

The Group had no material contingent liabilities at 30 June 2018 or 31 December 2017.

13	Events after the reporting date

On 27 September 2018, the Company announced the proposed sale of our US commercial operation, Midatech Pharma US, Inc. (“MPUS”), subject to shareholder approval, to Kanwa Holdings, LP, an investment vehicle affiliated with Barings LLC (“Baring”), a member of the MassMutual Financial Group, for up to $19m.  Up to $6m of this consideration is contingent on various net sales milestones for the MPUS business for the financial years 2018 and 2019.  Based on a probability adjusted, discounted cash flow model, our provisional estimate of the fair value of the consideration is $15.56m. The net cash available to the business arising from the transaction will be approximately $4.5m, after settling outstanding borrowings of £5.2m ($7m) from the MidCap loan (due to the existing covenant requirement to repay from such proceeds) and the payment of transaction fees.

25